CUSIP NO. 44980X 10 9	Page 1 of 13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IPG Photonics Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44980X 10 9

(CUSIP Number)

Angelo P. Lopresti
IPG Photonics Corporation
50 Old Webster Road
Oxford, MA 01540
508-373-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44980X 10 9	Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Massachusetts

	7.	Sole Voting Power 95,604

	8.	Shared Voting Power 15,504,002

	9.	Sole Dispositive Power 95,604

	10.	Shared Dispositive Power 15,504,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,504,002

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 44980X 10 9	Page 3 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Angelo P. Lopresti, individually and as trustee of The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

	7.	Sole Voting Power 95,604

	8.	Shared Voting Power 16,504,002

	9.	Sole Dispositive Power 95,604

	10.	Shared Dispositive Power 16,504,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,599,606

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.07%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 44980X 10 9	Page 4 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Nikolai Platonov, individually and as trustee of The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States and Russia

	7.	Sole Voting Power 1,500

	8.	Shared Voting Power 16,504,002

	9.	Sole Dispositive Power 1,500

	10.	Shared Dispositive Power 16,504,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,505,502

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.92%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 44980X 10 9	Page 5 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Alexander Ovtchinnikov, individually and as trustee of The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States and Russia

	7.	Sole Voting Power 114,334

	8.	Shared Voting Power 16,504,002

	9.	Sole Dispositive Power 114,334

	10.	Shared Dispositive Power 16,504,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,618,336

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.15%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 44980X 10 9	Page 6 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Eugene Scherbakov, individually and as trustee of The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States and Russia

	7.	Sole Voting Power 16,858

	8.	Shared Voting Power 16,504,002

	9.	Sole Dispositive Power 16,858

	10.	Shared Dispositive Power 16,504,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,520,860

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.94%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 44980X 10 9	Page 7 of 13

Introductory Note:

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons on December 21, 2010, as amended on January 24, 2011 (as amended, the “Schedule 13D”). This Amendment No. 2 to Schedule 13D relates to the appointment of additional trustees to The Valentin Gapontsev Trust I, dated December 17, 2010 (“Trust I”), and to The Valentin Gapontsev Trust II, dated December 17, 2010 (“Trust II”).  Except as expressly set forth herein, there have been no changes in the information set forth in the Amendment No. 1 to Schedule 13D filed on January 24, 2011.

Item 2.	Identity and Background

The Schedule 13D is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of the Schedule 13D is attached hereto as Exhibit 99.1. The name, business address, principal business or occupation and citizenship of each of the Reporting Persons is as follows:

Name and Business Address	Principal Business or Occupation	Citizenship
The Valentin Gapontsev Trust I c/o IPG Photonics Corporation 50 Old Webster Road Oxford, MA 01540		A trust organized under the laws of Massachusetts
Angelo P. Lopresti c/o IPG Photonics Corporation 50 Old Webster Road Oxford, MA 01540	Executive Officer of IPG Photonics Corporation	United States
Alexander Ovtchinnikov c/o IPG Photonics Corporation 50 Old Webster Road Oxford, MA 01540	Executive Officer of IPG Photonics Corporation	United States and Russia
Nikolai Platonov c/o IPG Photonics Corporation 50 Old Webster Road Oxford, MA 01540	Head of Department, Research and Development, IPG Photonics Corporation	United States and Russia
Eugene Scherbakov c/o IPG Photonics Corporation 50 Old Webster Road Oxford, MA 01540	Managing Director, IPG Laser GmbH Director of IPG Photonics Corporation	Russia

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 5.	Interest in Securities of the Issuer

(a)-(b)
Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each filing person.  The individual Reporting Persons named in Item 2, above, by virtue of being trustees of the Trust referred to in Item 4, above, may be deemed to have the power to direct the voting and disposition of the shares of the Issuer’s common stock owned by the Trust, including the 7,504,002 shares of Common Stock beneficially owned by IPFD, of which the Trust holds a 48% interest.

(c)
On April 21, 2011, Reporting Person Alexander Ovtchinnikov sold 688 shares of the Issuer’s common stock at an average price of $67.00 per share, in brokerage transactions.

On May 2, 2011, Reporting Person Alexander Ovtchinnikov sold 10,000 shares of the Issuer’s common stock at an average price of $69.62 per share, in brokerage transactions.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

24.1	Power of Attorney
99.1	Joint Filing Agreement, dated May 23, 2011, by and among The Valentin Gapontsev Trust I, Angelo Lopresti, Alexander Ovtchinnikov, Nikolai Platonov, Igor Samartsev and Eugene Scherbakov

CUSIP NO. 44980X 10 9	Page 8 of 13

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 23rd day of May, 2011.

THE VALENTIN GAPONTSEV TRUST I

By: /s/ Angelo P. Lopresti
 Angelo P. Lopresti
 Trustee

By: /s/ Alexander Ovtchinnikov
 Alexander Ovtchinnikov
 Trustee

By: /s/ Nikolai Platonov
 Nikolai Platonov
 Trustee

By: /s/ Eugene Scherbakov
 Eugene Scherbakov
 Trustee

ANGELO P. LOPRESTI

/s/ Angelo P. Lopresti

ALEXANDER OVTCHINNIKOV

 /s/ Alexander Ovtchinnikov

NIKOLAI PLATONOV

/s/ Nikolai Platonov

EUGENE SCHERBAKOV

 /s/ Eugene Scherbakov

CUSIP NO. 44980X 10 9	Page 9 of 13

Exhibits

24.1	Power of Attorney
99.1	Joint Filing Agreement, dated May 23, 2011, by and among The Valentin Gapontsev Trust I, Angelo Lopresti, Alexander Ovtchinnikov, Nikolai Platonov, Igor Samartsev and Eugene Scherbakov

CUSIP NO. 44980X 10 9	Page 10 of 13

Exhibit 24.1
Power of Attorney

The undersigned, as a Section 16 and Section 13(d) reporting person of IPG Photonics Corporation (the “Company”), hereby constitutes and appoints Angelo P. Lopresti and Timothy P.V. Mammen, and each of them, the undersigned's true and lawful attorney-in-fact to:

1.
Complete and execute Forms 3, 4, 5, and 144, Schedules 13D and 13G and Form ID (Uniform Application for Access Codes to File on EDGAR) and other forms and all amendments thereto as such attorney-in-fact shall in his or her discretion determine to be required or advisable pursuant to Section 16(a) and Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Company;

2.
Do and perform any and all acts for and on the behalf of the undersigned which may be necessary or desirable in order to complete and execute any such form, complete and execute any amendments thereto, and timely file such forms with the United States Securities and Exchange Commission, any securities exchange or national association, the Company and such other person or agency as the attorney-in-fact shall deem appropriate; and

3.
Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Sections 16 and 13(d) of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5 or 144 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

CUSIP NO. 44980X 10 9	Page 11 of 13

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 23rd day of May, 2011.

ALEXANDER OVTCHINNIKOV

 /s/ Alexander Ovtchinnikov

EUGENE SCHERBAKOV

 /s/ Eugene Scherbakov

CUSIP NO. 44980X 10 9	Page 12 of 13

EXHIBIT 99.1
Joint Filing Agreement

May 23, 2011

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, The Valentin Gapontsev Trust I, Angelo P. Lopresti, Nikolai Platonov, Alexander Ovtchinnikov, Igor Samartsev and Eugene Scherbakov each hereby agree to the joint filing of this Statement on Schedule 13D (including any and all amendments hereto).  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13D filed on behalf of each of the parties hereto, to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

THE VALENTIN GAPONTSEV TRUST I

By: /s/ Angelo P. Lopresti
 Angelo P. Lopresti
 Trustee

By: /s/ Alexander Ovtchinnikov
 Alexander Ovtchinnikov
 Trustee

By: /s/ Nikolai Platonov
 Nikolai Platonov
 Trustee

By: /s/ Eugene Scherbakov
 Eugene Scherbakov
 Trustee

ANGELO P. LOPRESTI

/s/ Angelo P. Lopresti

ALEXANDER OVTCHINNIKOV

 /s/ Alexander Ovtchinnikov

NIKOLAI PLATONOV

/s/ Nikolai Platonov

CUSIP NO. 44980X 10 9	Page 13 of 13

EUGENE SCHERBAKOV

 /s/ Eugene Scherbakov